SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___ )*

The Providence Service Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

743815102
(CUSIP Number)

February 9, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No.	743815102	Schedule 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Palladium Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 717,254
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 717,254
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	743815102	Schedule 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Palladium Equity Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 717,254
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 717,254
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	743815102	Schedule 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Marcos A. Rodriguez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 717,254
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 717,254
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	743815102	Schedule 13G	Page 5 of 10 Pages

This Statement on Schedule 13G (this “Statement”) relates to shares of common stock, par value $0.001 per share, which can be obtained by the Reporting Persons (as defined below) upon the conversion of convertible notes (the “Shares”), of The Providence Service Corporation (the “Issuer”).

Item 1(a)	Name of Issuer

The Providence Service Corporation

Item 1(a)	Address of Issuer’s Principal Executive Offices

5524 East Fourth Street, Tucson, Arizona 85711

Item 2(a)	Name of Person Filing

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Palladium Equity Partners III, L.P. (“Palladium”)

ii.	Palladium Equity Partners III, L.L.C. (“Palladium General Partner”)

iii.	Marcos A. Rodriguez (“Mr. Rodriguez”)

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

Each Reporting Person’s principal business address is Rockefeller Center, 1270 Avenue of the Americas, Suite 2200, New York, New York 10020.

Item 2(c)	Citizenship

i.	Palladium is a Delaware limited partnership.

ii.	Palladium General Partner is a Delaware limited liability company.

iii.	Marcos A. Rodriguez is a citizen of the United States.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c) check whether the person is filing a:

This Item 3 is not applicable.

CUSIP No.	743815102	Schedule 13G	Page 6 of 10 Pages

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

i.

Palladium is the record holder of the Shares and may be deemed to be the beneficial owner of 717,254 Shares.  This number consists of 717,254 Shares that can be obtained by Palladium upon the conversion of convertible notes into Shares.

ii.

Palladium General Partner is the general partner of Palladium and, therefore, may be deemed to be the beneficial owner of 717,254 Shares.  This number consists of 717,254 Shares that can be obtained by Palladium upon the conversion of convertible notes into Shares.

iii.

Mr. Rodriguez is the managing member of Palladium General Partner and, therefore, may be deemed the beneficial owner of 717,254 Shares. This number consists of 717,254 Shares that can be obtained by Palladium upon the conversion of convertible notes into Shares.

Item 4(b)	Percent of Class

The percentages set forth below are calculated based on information contained in the Issuer’s 10-Q filed on November 10, 2008, which disclosed that there were 12,321,736 Shares outstanding as of November 3, 2008.  All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of Shares upon the conversion of the convertible notes currently owned by the Reporting Persons into Shares.

i.	Palladium may be deemed to be the beneficial owner of approximately 5.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

ii.

Palladium General Partner may be deemed to be the beneficial owner of approximately 5.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

iii.	Mr. Rodriguez may be deemed to be the beneficial owner of approximately 5.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

Item 4(c)	Number of shares as to which the person has:

1.	Palladium

i.	Sole power to vote or to direct the vote: 717,254
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 717,254
iv.	Shared power to dispose or to direct the disposition of: 0

CUSIP No.	743815102	Schedule 13G	Page 7 of 10 Pages

2.	Palladium General Partner

i.	Sole power to vote or to direct the vote: 717,254
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 717,254
iv.	Shared power to dispose or to direct the disposition of: 0

3.	Mr. Rodriguez

i.	Sole power to vote or to direct the vote: 717,254
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 717,254
iv.	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

Item 6	Ownership of More than Five Percent on Behalf of Another Person

This Statement relates to securities held for the account of Palladium.  Palladium General Partner is the general partner of Palladium and, in such capacity, may be deemed to beneficially own the securities held for the account of Palladium.  Mr. Rodriguez is the managing member of Palladium General Partner and, in such capacity, may be deemed to beneficially own the securities held for the account of Palladium.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10	Certification

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2009

PALLADIUM EQUITY PARTNERS III, L.P.

By:	Palladium Equity Partners III, L.L.C.,
Its General Partner

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

PALLADIUM EQUITY PARTNERS III, L.L.C.

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

MARCOS A. RODRIGUEZ

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement